Invesco Mortgage Capital Inc.
Two Peachtree Pointe
1555 Peachtree Street, N.E.
Atlanta, GA 30309
Telephone 404-479-1095
www.invescomortgagecapital.com
August 10, 2017

VIA EDGAR

Mr. Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and Commodities
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Mailstop 3233
Washington, D.C. 20549

Re:	Invesco Mortgage Capital Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 21, 2017
File No. 001-34385

Dear Mr. Telewicz:
This letter sets forth the response of Invesco Mortgage Capital Inc. (the "Company") to your comment letter dated July 28, 2017 regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (“Form 10-K”) filed with the Securities and Exchange Commission ("SEC") on February 21, 2017.
For your convenience, we have set forth below your comment followed by the Company’s response thereto.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

Financial Statements
Note 17 - Revision of Previously Issued Financial Statements, page 123

1.
We note you revised previously issued financial statements to correct for certain errors in the accounting for premiums and discounts associated with non-Agency RMBS. Please provide us with a detailed description of the errors and a summary of the adjustments that were made to previously issued financial statements. In addition, please provide us with your analysis of the materiality of the errors in accordance with SAB 99.

Response:
Background and Description of Errors
The Company has used Core PAM, a State Street investment accounting system, since the Company’s inception in 2009 to account for its mortgage-backed securities portfolio. Core PAM calculates the Company’s interest income, including premium amortization and discount accretion. Premium amortization and discount accretion on the Company’s non-Agency residential mortgage-backed securities (“RMBS”) (and other pre-payable mortgage-backed securities where the Company may not recover substantially all of its initial investment) is based on estimated future cash flows. Core PAM calculates estimated future cash flows for these securities based on macroeconomic assumptions that the Company compiles and enters into the system each quarter. These assumptions include the expected prepayment speed, prepayment window and expected principal loss for each security. Core PAM assumes that expected principal losses occur ratably over time, whereas actual losses for these types of securities may not occur until the latter part of the security's maturity. Because the Company noted that some non-Agency RMBS not of high credit quality had negative book yields in Core PAM, the Company commenced a review in the second quarter of 2016 as to whether (1) it was more appropriate to use Intex, a structured securities cash flow modeling tool, to estimate future cash flows to calculate premium amortization and discount accretion than to use Core PAM, and (2) State Street's PAM CIA module would produce a more appropriate calculation of interest income than Core PAM.
Upon completing its review, the Company concluded:

•
The future cash flow assumptions used to calculate the Company’s estimated premium amortization and discount accretion associated with non-Agency RMBS not of high credit quality did not support the Company’s reported interest income; and

•
Core PAM incorrectly recorded the difference between actual and expected future cash flows as an adjustment to interest income instead of as an adjustment to the amortized cost of the security and a prospective adjustment to the security’s yield as required by Subtopic ASC 325-40 Beneficial Interests in Securitized Financial Assets (formerly EITF Topic 99-20).

SAB 99 Analysis
In accordance with Staff Accounting Bulletin 99 (“SAB 99”), the Company considered both the quantitative and qualitative impact of the correcting adjustments to its current and prior period financial statements. Management focused its analysis on the periods covered by the Company’s audited financial statements included in its most recently filed Annual Report on Form 10-K for the year ended December 31, 2015 (i.e., the years ended December 31, 2013, 2014 and 2015), as well as the three months ended for each quarter in 2014, 2015 and the first quarter of 2016) (collectively, the “Covered Periods”). Quantitative and qualitative arguments were given equal weight prior to determining whether the errors were material to the financial statements.
Quantitative Considerations
In evaluating materiality, management primarily compared the differences to reported interest income.  Management noted that there is no consistent trend in net income due to periodic, material and non-recurring gains and losses, largely due to volatility attributable to gains and losses on derivative instruments and realized gains and losses on sales of investments.  Accordingly, management believes the most relevant GAAP metric for comparison purposes is interest income. Interest income is the primary driver of core earnings, a non-GAAP measure that is closely monitored by the Company and market participants as a key indicator of the Company's performance. Management noted that the impact of the revision on interest income was 3% or less in each of the Covered Periods:

$ in thousands	For the twelve months ended
Interest Income	As Reported	Adjustment	As Revised	% Change
December 31, 2015	644,495	5,637	650,132	0.9%
December 31, 2014	676,643	10,437	687,080	1.5%
December 31, 2013	682,360	(1,869)	680,491	(0.3)%

$ in thousands	For the three months ended
Interest Income	As Reported	Adjustment	As Revised	% Change
March 31, 2016	125,980	1,159	127,139	0.9%
December 31, 2015	154,522	416	154,938	0.3%
September 30, 2015	161,383	(955)	160,428	(0.6)%
June 30, 2015	160,836	2,393	163,229	1.5%
March 31, 2015	167,754	3,783	171,537	2.3%
December 31, 2014	173,407	760	174,167	0.4%
September 30, 2014	164,781	2,318	167,099	1.4%
June 30, 2014	170,727	2,374	173,101	1.4%
March 31, 2014	167,728	4,986	172,714	3.0%

Management also noted that the impact of the revision on net interest income was 5% or less in each of the Covered Periods:

$ in thousands	For the twelve months ended
Net Interest Income	As Reported	Adjustment	As Revised	% Change
December 31, 2015	366,522	5,637	372,159	1.5%
December 31, 2014	394,748	10,437	405,185	2.6%
December 31, 2013	349,224	(1,869)	347,355	(0.5)%

$ in thousands	For the three months ended
Net Interest Income	As Reported	Adjustment	As Revised	% Change
March 31, 2016	75,852	1,159	77,011	1.5%
December 31, 2015	88,485	416	88,901	0.5%
September 30, 2015	92,152	(955)	91,197	(1.0)%
June 30, 2015	90,410	2,393	92,803	2.6%
March 31, 2015	95,475	3,783	99,258	4.0%
December 31, 2014	99,821	760	100,581	0.8%
September 30, 2014	94,522	2,318	96,840	2.5%
June 30, 2014	101,290	2,374	103,664	2.3%
March 31, 2014	99,115	4,986	104,101	5.0%
The mortgage REIT industry typically has volatile earnings and therefore investors use other key metrics to evaluate the performance of companies in the industry. The volatility of the Company's net income is driven by valuation changes in the Company's cash flow hedge derivatives and the timing of investment dispositions. Accordingly, net income is not a consistent measure of the operating performance of the Company. Given the significant fluctuations from period to period in GAAP net income that are not indicative of a mortgage REIT's ability to preserve book value and generate net cash flows to support distributions, investors consider core earnings, a non-GAAP measure routinely reported by the Company in its SEC filings, to be a key indicator of the Company's operating performance.
The tables below demonstrate the volatility of the Company's net income over the last three fiscal years, as well as the impact of the unadjusted error on net income:

$ in thousands	For the twelve months ended
Net Income (Loss)	As Reported	Adjustment	As Revised	% Change
December 31, 2015	105,211	8,844	114,055	8.4%
December 31, 2014	(230,738)	13,198	(217,540)	(5.7)%
December 31, 2013	159,822	(2,348)	157,474	(1.5)%

In reviewing the impact on net income, the Company noted that the percentage change impact on the twelve months ended December 31, 2015 was driven by the absolute value of the small net loss reported in the first quarter of 2015:

$ in thousands	For the three months ended
Net Income (Loss)	As Reported	Adjustment	As Revised	% Change
December 31, 2015	110,208	2,694	112,902	2.4%
September 30, 2015	(140,463)	36	(140,427)	0.0%
June 30, 2015	147,326	2,413	149,739	1.6%
March 31, 2015	(11,860)	3,701	(8,159)	(31.2)%
The Company noted that the errors had no impact on comprehensive income under either the rollover method or the iron curtain method. The Company’s operations and accounting elections cause a significant portion of its results to be reflected within other comprehensive income (OCI) rather than within the statement of operations. The most significant line item within OCI is unrealized gain (loss) on mortgage-backed and credit risk transfer securities which reflects the change in fair value for most of the Company’s security portfolio. However, given the Company’s hedging strategies there is usually a large and offsetting effect from net gains and losses on derivative instruments from period to period given the Company's interest rate and credit risk hedging activities. Since the Company had not elected the fair value option for reporting the changes in fair value on the majority of its mortgage-backed securities (“MBS”) portfolio as of March 31, 2016, the changes in fair value of the MBS portfolio are shown separately from the results of its derivative portfolio. As such, the Company believes that comprehensive income is a more relevant GAAP benchmark than net income and notes the errors have no impact on comprehensive income.
The impact of the unadjusted errors on the Company's core earnings is summarized in the table below:

$ in thousands	For the twelve months ended
Core Earnings	As Reported	Adjustment	As Revised	% Change
December 31, 2015	210,536	5,573	216,109	2.6%
December 31, 2014	233,255	10,319	243,574	4.4%
December 31, 2013	288,475	(1,869)	286,606	(0.6)%
In reviewing the impact on core earnings, the Company noted that the impact for each of the fiscal years included in the Covered Periods is 4.5% or less, and that the revision increases core earnings in 2014 and 2015 (due to an understatement of interest income) and decreases core earnings in 2013 by less than 1.0%.
The errors have no impact on the Company’s book value, a key performance indicator for the Company.

Rollover method
Under the rollover method, management concluded that the materiality of the differences to each annual period from 2013 to 2015 and each quarterly period from 2014 through the first quarter of 2016 is quantitatively immaterial.   We reached this decision by comparing the absolute value of the differences and the size of the differences relative to periodic interest income as detailed in the tables above and in Exhibit A, as well as consideration of the effects on core earnings and comprehensive income as previously mentioned.
Iron curtain method
Management used the iron curtain method to determine the cumulative impact of the error on the Company's balance sheet as of March 31, 2016. The iron curtain method [cumulative] difference as of March 31, 2016 for all non-Agency RMBS holdings not of high credit quality as of March 31, 2016 plus those non-Agency RMBS securities not of high credit quality acquired after January 1, 2011 but sold prior to March 31, 2016 was a $14.6 million overstatement of retained earnings and understatement of accumulated other comprehensive income. Correction of these errors would have resulted in a 1.5% change to reported retained earnings and a 3.4% reported change to accumulated other comprehensive as of March 31, 2016. Correction of these errors as of March 31, 2016 (and all prior periods in which the error occurred) would have no impact on reported shareholders’ equity, and therefore no impact on reported book value.
Qualitative Considerations
The following qualitative considerations (the “qualitative considerations”) were made per SAB 99:

1.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.
Our response: The differences noted arise from an estimate (i.e., premium amortization and discount accretion are estimated based on expected future cash flows) which is inherently imprecise given the multiple components considered such as the significance and timing of future prepayments, default rates, timing of defaults, and loss severities all of which are effected not only by security specific considerations but also assumptions about future economic trends.

2.	Whether the misstatement masks a change in earnings or other trends.
Our response: The differences noted do not mask a significant change in earnings or other trends as historically the Company has reported very volatile period-to-period GAAP results due to the timing of investment dispositions (reported as gain (loss) on sale of investments, net in the Company’s income statement) as well as unrealized gains/ losses on derivatives. The differences resulted in the Company understating its GAAP interest income, net income, and core earnings (an important non-GAAP metric) in the last two fiscal years (2014 and 2015) and each quarter in the last two fiscal years. The differences do not result in a change in the Company’s book value, stockholders' equity or comprehensive income.

3.	Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise.
Our response: The differences noted do not hide a failure to meet analysts’ expectations for the period. In the mortgage REIT industry, analysts typically focus their periodic reports on book value, as calculated in accordance with GAAP, and core earnings, a non-GAAP measure monitored by management and reported in the Company’s quarterly SEC filings. Leading mortgage REIT analysts publish both core earnings and book value forecasts for large public companies on a quarterly basis, and the Company monitors its performance vs. analysts’ consensus for these two metrics. The differences noted in interest income have no impact on the Company’s reported book value and increased (not decreased) core earnings in the two most recent fiscal years (2014 and 2015) as well as the first quarter of 2016. In addition, approximately 2/3rds of the Company’s stock is held by institutional owners, who tend to follow analysts’ views as to whether a change is considered material. The Company did not note any significant change in trading volume or pricing of the Company's stock as a result of its 2015 restatement which provides further evidence that errors that do not impact book value do not negatively affect market expectations or the investment community’s view of the Company’s equity market value.

4.	Whether the misstatement changes a loss into income or vice versa.
Our response: The differences do not flip the Company from income to a loss in the most recent fiscal years (2013, 2014 and 2015) and fiscal quarters (2014 and 2015) reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015. The Company reported a loss in the first quarter of 2016 and the differences do not flip the Company from a loss to income.

5.	Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.
Our response: The Company has only one operating segment.

6.	Whether the misstatement affects the registrant's compliance with regulatory requirements.
Our response: The differences have no effect on regulatory compliance requirements.

7.	Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.
Our response: The differences do not impact compliance with debt covenants or other contractual requirements.

8.	Whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.
Our response: The differences did not increase management's compensation.

9.	Whether the misstatement involves concealment of an unlawful transaction.
Our response: The differences do not involve concealment of any unlawful transaction. The differences arise from the calculation of estimated premium amortization and discount accretion.
Other qualitative considerations were as follows:

a.	The differences have no impact on taxable income or the Company's REIT status

b.
The correction of the differences increases GAAP interest income and core earnings (an important non-GAAP key performance indicator for the Company) for the fiscal years ended December 31, 2014 and 2015 and each fiscal quarter in 2014 and 2015.

c.	The differences have no impact on total cash flow from operating, investing or financing activities.
Other Considerations
Other-than-Temporary Impairment
Because the error resulted in revised book values for our affected securities, management also considered the impact of other-than-temporary impairment for all prior periods. Management compared the revised book values to market values to determine if any securities that were not previously evaluated for impairment should now be analyzed for impairment. Management concluded that one security was other-than-temporarily impaired in the quarter ended June 30, 2014 and the impact was a credit impairment of $340,000, which was not considered material by management.
Conclusion
The cumulative difference (iron curtain method) as of March 31, 2016 for all non-Agency RMBS holdings not of high credit quality as of March 31, 2016 was a $14.6 million (1.5%) overstatement of retained earnings and understatement of accumulated other comprehensive income (3.4%) when considering both the impact of using PAM cash flows vs. Intex cash flows and the impact of recording the difference between actual and projected cash flows as interest income vs. a change in the adjusted cost basis of the security. The correcting entry as of March 31, 2016 is:
Dr.    Interest Income                    $14.6 million
Cr.    Non-Agency RMBS Book Value                    $14.6 million
Dr.    Non-Agency RMBS Carrying Value Adjustment    $14.6 million
Cr.    Other Comprehensive Income                    $14.6 million

Based on management's assessment of both qualitative and quantitative factors, the Company concluded that the cumulative effect of the differences associated with interest income recognition of non-Agency RMBS not of high credit quality is immaterial to each individual period for fiscal years 2013, 2014, 2015 and the first quarter of 2016.
Management considered the following guidance from ASC 250 to determine the appropriate method to correct the differences:
250-10-45-27
In determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.
Management also considered the following guidance from a large international accounting firm:

Material to:
Whether and how to restate	Prior year(s)	Current year
"Big R restatement" of prior periods	X
"Little r restatement" of prior periods		X
No restatement - allowable to correct in the current period
A “Little r restatement” - In some cases, an error is immaterial to the prior period(s) financial statements; however correcting the error in the current period would materially misstate the current period financial statements (i.e., the turn-around effect of the error correction is material to the current period income statement or statement of comprehensive income). This situation often occurs when an immaterial error remains uncorrected for multiple periods and aggregates to a material number.
When an error is immaterial to the prior-period financial statements, but correcting it in the current period would be misleading to the current-period income statement or statement of comprehensive income, the error is corrected in the current-period financial statements by adjusting the prior-period information. The Company does not need to amend the previously filed financial statements. This type of restatement, which is referred to as a “little r” restatement, often occurs when an immaterial error remains uncorrected for several periods and aggregates to a material number.
Management noted that correcting the cumulative difference was not material to the estimated income for the 2016 fiscal year. However, management noted that it would be misleading to the users of the financial statement to correct the cumulative error as an out of period adjustment.

$ in thousands	Six months ended June 30, 2016 (As Reported)	Annualized	Cumulative error	% Change
Interest income - MBS and credit risk transfer securities	235,106	470,212	14,559	3.1%
Total Interest Income	245,946	491,892	14,559	3.0%
Net Income	(158,303)	(316,606)	14,559	(4.6)%
Based on the above guidance and the immateriality of the errors to prior periods, the Company concluded that the appropriate method to correct the error was a little “r” restatement of prior periods. Management corrected the errors in accounting for premium and discounts associated with non-Agency RMBS not of high credit quality in its Report on Form 10-Q for the quarter ended June 30, 2016 and completed the revision of previously issued financial statements in its Report on Form 10-Q for the quarter ended September 30, 2016, Report on Form 10-K for the year ended December 31, 2016 and Report on Form 10-Q for the quarter ended March 31, 2017.

If you have questions regarding this response, please call me at 972-715-7470.
Sincerely,

/s/ Richard Lee Phegley, Jr.
Richard Lee Phegley, Jr.
Chief Financial Officer

cc:	John Anzalone, Chief Executive Officer
John Day, Chairperson, Invesco Mortgage Capital, Inc. Audit Committee
Partner, PricewaterhouseCoopers LLP
Partner, Grant Thornton LLP